Exhibit 2.1

ASSET PURCHASE AGREEMENT

between

PATRICK INDUSTRIES, INC.

and

FOREMOST FABRICATORS, LLC

and its

MEMBERS

June 27, 2014

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Table of Contents

(continued)

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Table of Contents

(continued)

		Page

8.9	Governing Law; Forum	31
8.10	Gender	31
8.11	Severability	31

-iii-

ANNEX A -	Additional Excluded Assets

EXHIBIT A -	Bill of Sale, General Assignment and Assumption Agreement

EXHIBIT B -	Form of Employment Agreement

EXHIBIT C -	Forms of Real Estate Lease

SCHEDULE 1.3(b)	Trade Payables

SCHEDULE 1.3(c)	Accrued Vacation and Sick Pay

SCHEDULE 1.3(d)	Accrued Property Taxes

SCHEDULE 1.3(e)	Accrued Open Customer Credits

SCHEDULE 1.3(f)	Accrued Warranty Expenses

SCHEDULE 2.4	Prepaid Expense Value

SCHEDULE 2.5	Fixed Asset Value

SCHEDULE 2.6	Allocation of Consideration

SCHEDULE 2.7	Estimated Closing Statement

SCHEDULE 4.1	Organization; Good Standing; Qualification and Power

SCHEDULE 4.2	Authority – The Seller

SCHEDULE 4.3	Financial Information

SCHEDULE 4.4	Absence of Undisclosed Liabilities

SCHEDULE 4.5	Absence of Changes

SCHEDULE 4.6	Title to Assets

SCHEDULE 4.7	Real Property

SCHEDULE 4.8	Agreements

SCHEDULE 4.9	Litigation

SCHEDULE 4.10	Compliance; Governmental Authorization

SCHEDULE 4.11	Accounts Receivable

SCHEDULE 4.13	Inventories

i

SCHEDULE 4.14	Labor Relations; Employees

SCHEDULE 4.16	Intellectual Property

SCHEDULE 4.17	Tax Matters

SCHEDULE 4.18	Related Party Transactions

SCHEDULE 4.21	Suppliers and Customers

SCHEDULE 4.23	Health and Safety Matters

SCHEDULE 4.24	Environmental Matters

ii

ASSET PURCHASE AGREEMENT

THIS AGREEMENT made and entered into as of June 27, 2014, by and between Patrick Industries, Inc., an Indiana corporation (the “Buyer”), and Foremost Fabricators, LLC, an Indiana limited liability company (the “Seller”), and its members, all of whom are listed on the signature page herein (collectively, the “Members”).

The Seller is engaged in the business of manufacturing, marketing, distributing and selling fabricated aluminum products, fiber reinforced polyester sheet and coil, custom laminated products, and related materials for use primarily in the Recreational Vehicle market (the “Business”). The parties desire that the Seller transfer, convey and assign to the Buyer all the assets, properties and rights of the Seller as a going concern, and that the Buyer purchase and acquire the same, subject to the assumption by the Buyer of certain liabilities and obligations of the Seller relating to the Business. The Members own, beneficially and of record, all of the outstanding equity ownership interests of Seller and will benefit from the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and agreements hereinafter set forth, the parties hereby agree as set forth below.

ARTICLE I

THE TRANSACTION

1.1     Transfer of Assets. At the Closing, the Seller shall transfer, convey and assign to the Buyer, and the Buyer shall purchase and acquire from the Seller, all the assets, properties, rights and claims of the Seller, of every kind and description, wherever located, related to or arising from the Business (the “Purchased Assets”), including without limitation, the following:

(a)     All machinery, equipment and other items of personal property owned by the Seller;

(b)     Any real property owned by the Seller and leasehold interests of the Seller, including buildings, structures and improvements located thereon, fixtures contained therein and appurtenances attached thereto;

(c)     All prepaid expenses, advances and deposits of the Seller, other than for insurance;

(d)     All rights of the Seller in and to insurance (to the extent transferable) and indemnity claims;

(e)     All accounts and notes receivable and other amounts due from customers or vendors (“Accounts Receivable”) (including to the extent transferable, discounts, rebates and similar price adjustments);

(f)     All inventories, including finished goods, work-in-process, raw materials, supplies, spare parts, shipping containers and packaging, goods in transit and prepaid inventory;

(g)     All contracts, commitments, licenses, leases, purchase orders, sales orders and other agreements listed on Schedule 4.8 attached hereto;

(h)     All technical, processing, distribution or marketing information, including know-how, processes, formulae, ideas, inventions, intellectual property rights and trade secrets and documentation thereof and all claims and rights related thereto;

(i)     All catalogues, brochures, art work, photographs and other marketing materials and trade show booths and other trade show materials;

(j)     All Seller’s right, title and interest in and to all uniform product identification, UPC Codes, SKUs and bar codes, item numbers and other product designations and identifications;

(k)     All Seller’s right, title and interest in and to all telephone and facsimile numbers, web sites, domain names, URLs, e-mail addresses and other communication or contact names or addresses;

(l)     All patents, trademarks, trade names, trade styles, logos, slogans and service marks and all applications and registrations therefor and all of the goodwill of the business appurtenant thereto and licenses thereof and the use of the name “Foremost Fabricators” and derivatives thereof;

(m)     All copyrights and author’s rights, whether published or unpublished, including rights to prepare, reproduce and distribute copies, compilations and derivative works;

(n)     All price lists, customer files, all lists of customers, suppliers and vendors and other similar data and information;

(o)     To the extent transferable, all information systems, programs, software and documentation thereof (including all electronic data processing systems, program specifications, source codes, logs, input data and report layouts and formats, record file layouts, diagrams, functional specifications and narrative descriptions, flow charts and other related materials);

(p)     To the extent transferable, all claims, causes of action, rights of recovery, and rights of set off of any kind against third parties;

(q)     Rights under agreements with employees, advisors and other third parties concerning confidentiality, noncompetition and nonsolicitation;

(r)     All documents, records and accounting ledgers relating to the Purchased Assets, or the operations or products of the Business (including historical costing and pricing data);

(s)     To the extent transferable, all permits, licenses, product registrations, filings, authorizations and approvals to conduct the operations of the Business;

(t)     The company names of the Seller, the name “Foremost Fabricators” and all variants thereof, goodwill, going concern value and intangible assets;

(u)     To the extent transferable, unemployment, workers compensation and other similar insurance reserves; and

(v)     To the extent transferable, all rights, claims and chooses in action of the Seller against third parties related to and arising from the Business.

1.2     Excluded Assets. The following assets (the “Excluded Assets”) are not part of the purchase and sale contemplated hereunder, shall remain the property of Seller after the Closing, and shall not be sold or transferred to Buyer:

(a)     Cash, marketable securities, other securities, commercial paper, checks and cash equivalents or other instruments on hand or in bank accounts, and bank accounts; provided, however, that any cash collected within 90 days after Closing from the Accounts Receivable included in the Purchased Assets shall be transferred to the Buyer promptly upon receipt by Seller;

(b)     Minute books, ownership records, accounting journals and company books of account which comprise Seller’s permanent accounting or tax records;

(c)     Refunds pertaining to tax obligations of Seller;

(d)     Contracts of insurance; and

(e)     Rights of Seller under this Agreement.

1.3     Assumed Liabilities and Obligations. At Closing, Buyer shall assume and discharge the following liabilities and obligations (“Assumed Liabilities and Obligations”):

(a)     All liabilities and obligations under the Material Contracts listed on Schedule 4.8 attached hereto, other than liabilities or obligations that arise or relate to a breach, default or failure to perform by Seller;

(b)     Trade accounts payable to suppliers and vendors arising in the ordinary course of business of the type listed on Schedule 1.3(b) attached hereto (the “Trade Payables”);

(c)     Accrued and unused wages, vacation and sick time owed to employees of Seller who are hired by Buyer (“Vacation Pay”) as listed on Schedule 1.3(c); and

(d)     Accrued property taxes as listed on Schedule 1.3(d); and

(e)     Accrued open customer credits as listed on Schedule 1.3(e); and

(f)     Accrued warranty expenses as listed on Schedule 1.3(f).

(g)     The Assumed Liabilities and Obligations listed in Section 1.3(b), (c), (d), (e), and (f) shall be collectively referred to as the “Accrued Payables”.

1.4     Excluded Liabilities and Obligations. Except as expressly set forth in Section 1.3 above, Buyer shall not assume and shall not be liable or responsible for any debt, obligation or liability of the Business, Seller, any Member or any affiliate of Seller or a Member, or any claim against any of the foregoing, of any kind, whether known or unknown, contingent or absolute, or otherwise (“Excluded Liabilities”). Without limiting the foregoing, Buyer shall not assume, undertake or accept, and shall have no responsibility with respect to, debts, liabilities and obligations related to or arising from the ownership or use of the Purchased Assets or operation of the Business prior to Closing, including any liability or obligation related to or arising from ownership or use of the Facility prior to Closing (the “Excluded Obligations”). The Seller shall take any and all lawful actions which may be necessary to prevent any person, firm or governmental authority from having recourse against the Business or any of the Purchased Assets or against the Buyer, as transferee thereof, with respect to any Excluded Obligations.

ARTICLE II

CONSIDERATION

2.1     Purchase Price. The aggregate purchase price (the “Purchase Price”) to be paid to the Seller for the Business and the Purchased Assets shall be Forty-Five Million Dollars ($45,000,000), subject to adjustment as provided below.

At the Closing, against delivery to the Buyer of appropriate instruments of transfer, conveyance and assignment with respect to the Purchased Assets, Buyer shall deliver to Seller the sum of the Accounts Receivable Value, the Inventory Value, Prepaid Expense Value, the Fixed Asset Value, and an “Enterprise Value” of Twenty-Eight Million Six Hundred Seventy-Four Thousand Dollars ($28,674,000). The Purchase Price shall be payable as follows:

(a)     Forty-Five Million Dollars ($45,000,000), in immediately available funds (the “Cash Portion of the Purchase Price”), subject to adjustment as provided in Sections 2.1(d), 2.2, 2.3, 2.4, and 2.5;

(b)     The Cash Portion of the Purchase Price shall be reduced by One Hundred Two Thousand Six Hundred Dollars ($102,600) for the accrual of wages and payroll taxes for Dennis Weaver for the period from the closing date through December 31, 2014.

(c)     One Million Dollars ($1,000,000) shall be retained by Buyer and applied to the adjustment amounts provided for by Sections 2.1(d), 2.2, 2.3, 2.4, and 2.5; provided that any amount remaining following all of such final adjustments shall be paid to Seller on or prior to the fifth (5th) business day following such final determination; and

(d)     Assumption of the Assumed Liabilities and Obligations; provided, however, that to the extent the aggregate amount of Accrued Payables exceeds Three Million Five Hundred Eighty-Seven Thousand Dollars ($3,587,000), the Cash Portion of the Purchase Price shall be reduced by the amount of the difference; and, conversely, if the aggregate amount of Accrued Payables is less than such amount, the Cash Portion of the Purchase Price shall be increased by the amount of the difference.

2.2     Accounts Receivable Value. The “Accounts Receivable Value” shall be the aggregate invoice amount, less discounts and allowances, less the reserve for doubtful accounts pursuant to Schedule 4.11, prepared in accordance with generally accepted accounting principles (“GAAP”); provided, however, Accounts Receivable to the extent greater than 90 days past their invoice date as of Closing shall have an Accounts Receivable Value of $0 and are listed on Annex A. To the extent the Accounts Receivable Value is less than Three Million Eight Hundred Sixty-Nine Thousand Dollars ($3,869,000), the Cash Portion of the Purchase Price shall be reduced by a like amount, and to the extent the Accounts Receivable Value is greater than such amount, the Cash Portion of the Purchase Price shall be increased by a like amount. In the event that any Account Receivable at the time of Closing remains uncollected for a period of ninety (90) days after the Closing Date, the Seller shall pay to the Buyer an amount equal to the uncollected Accounts Receivable to the extent in excess of the reserve and the uncollected Accounts Receivable shall immediately be transferred back to Seller. To the extent Accounts Receivable are collected within ninety (90) days of the Closing Date, reserve funds attributable to the collected Accounts Receivable shall be remitted to the Seller within ten (10) days after cash receipt of such Accounts Receivable. Buyer shall use commercially reasonable efforts to collect all Accounts Receivable and will communicate with Seller with regards to any Account Receivable as of the Closing Date that is deemed to be uncollectible.

2.3     Inventory Value. The “Inventory Value” will be valued at the lower of cost or market (“LCM”) in accordance with GAAP. To the extent the Inventory Value is less than Eleven Million Eight Hundred Thirteen Thousand Dollars ($11,813,000), the Cash Portion of the Purchase Price shall be reduced by a like amount. To the extent that the Inventory Value is greater than such amount, the Cash Portion of the Purchase Price shall be increased by such amount.

2.4     Prepaid Expense Value. To the extent the value of prepaid expenses, deposits, and other current assets and receivables (the “Prepaid Expense Value”) pursuant to Schedule 2.4 is less than One Hundred One Thousand Dollars ($101,000), the Cash Portion of the Purchase Price shall be reduced by a like amount. To the extent that the Prepaid Expense Value is greater than such amount, the Cash Portion of the Purchase Price shall be increased by such amount.

2.5     Fixed Asset Value. Machinery, equipment, furniture, fixtures, vehicles and other fixed assets will be valued at Four Million One Hundred Thirty Thousand Dollars ($4,130,000) based on specifically identified assets listed in Schedule 2.5.

2.6     Allocation of Consideration. The Cash Portion of the Purchase Price shall be allocated by Buyer and Seller pursuant to Schedule 2.6 hereto. The allocation shall be used for all purposes, including preparation and filing of Internal Revenue Service Form 8594 with respect to the transactions contemplated hereby.

2.7     Estimated Closing Values. At least three (3) business days prior to the Closing Date, Seller has delivered to Buyer (i) Seller’s good faith written estimates in reasonable detail of the Accounts Receivable Value, the Inventory Value, the Prepaid Expense Value, and the Accrued Payables, all as of the close of business on the Closing Date and which is reasonably acceptable to Buyer (the “Estimated Closing Statement”) and (ii) supporting work papers used in preparing such calculations. Schedule 2.7 sets forth the Estimated Closing Statement, which has been calculated in accordance with GAAP.

2.8     Closing Statement. Promptly, but in any event within sixty (60) days after the Closing, Buyer shall furnish to Seller a written statement (the “Closing Statement”) setting forth as of the Closing Date, the final Purchase Price. Unless, within the fifteen (15) day period following Seller’s receipt of the Closing Statement, Seller delivers written notice to Buyer (the “Dispute Notice”) setting forth (in detail sufficient for Buyer to understand the nature of and basis for Seller’s dispute) any and all items of disagreement related to the Closing Statement, including the amount thereof to the extent ascertainable, or an estimate of the amount thereof (each, an “Item of Dispute”), the Closing Statement shall be conclusive and binding upon each of the parties. Payment of all amounts not in dispute shall be made to the appropriate party no later than the expiration of twenty (20) days after delivery of the Closing Statement. After the delivery of the Closing Statement, Buyer shall cooperate with Seller in connection with its review of the Closing Statement, including providing Seller and its accountants reasonable access in Elkhart, Indiana during business hours to materials used in the preparation of the Closing Statement.

2.9     Dispute Resolution by the Parties. If Seller delivers a Dispute Notice to Buyer within the required fifteen (15) day period, Buyer and Seller shall use reasonable efforts to resolve their differences concerning the Items of Dispute, and if any Item of Dispute is so resolved, the Closing Statement shall be modified as necessary to reflect such resolution. If all Items of Dispute are so resolved, the Closing Statement (as so modified) shall be conclusive and binding on all Parties.

2.10     Determination by Independent Accounting Firm. If any Item of Dispute remains unresolved for a period of thirty (30) days after Buyer’s receipt of the Dispute Notice, the parties shall promptly refer the disputed matters to Kruggel, Lawton and Company, or if that firm declines or cannot serve, then to a neutral, nationally recognized independent accounting firm selected by Buyer and Seller (the “Accounting Firm”). The parties represent that they have not consulted with or used the Accounting Firm at any time prior to Closing. The Accounting Firm shall be guided in reaching a determination with respect to the disputed matters by the applicable provisions of this Agreement. The decision of the Accounting Firm must be the final position of one of the parties or somewhere in between such positions. Buyer and Seller shall pay the fees and expenses of the Accounting Firm in inverse proportion to their success.

2.11     Warranty Claims. Buyer agrees to perform warranty claims, at Seller’s expense, for any product sold by Seller prior to the Closing Date, or in finished goods inventory on the Closing Date, for a period of one year following the Closing Date. Notwithstanding the above, Buyer shall be responsible for the first $250,000 of such claims as accrued for on Schedule 1.3(f). Performance of warranty claims shall be according to Seller’s customary warranty, which covers a refund of purchase price for defects in workmanship and material. The Buyer’s responsibility for the warranty claim payments does not apply to the indemnification threshold in Section 7.2(a).

2.12     Physical Inventory. It is acknowledged that the Seller has conducted a physical inventory as of the close of business on June 26, 2014 in contemplation of the transactions contemplated hereby, at which physical inventory Buyer or its agents were present and observed the work conducted by the Seller in connection with such physical inventory.

ARTICLE III

CLOSING

The closing for the consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place on the date hereof (the “Closing Date”) at the offices of the Buyer.

3.1     Instruments of Conveyance and Transfer. At the Closing the Seller shall execute and deliver (or cause to be executed and delivered) to the Buyer, such deeds, bills of sale, endorsements, assignments and other instruments of transfer, conveyance and assignment as shall be necessary to transfer, convey and assign the Purchased Assets to the Buyer (collectively, the “Conveyance Instruments”), including the bill of sale, general assignment and assumption agreement in the form of Exhibit A attached hereto (the “Bill of Sale, Assignment and Assumption Agreement”). Simultaneously therewith, the Seller shall take all steps as may be necessary to put the Buyer in possession and operating control of the Purchased Assets and the Business.

3.2     Other Seller Closing Deliveries. At the Closing, the Seller shall also deliver or cause to be delivered, the following in form and substance reasonably acceptable to Buyer: (a) duly executed copies of all consents and approvals contemplated by Section 4.2; (b) all books and records of or pertaining to the Business that are not Excluded Assets; (c) a certificate of amendment to be filed with the Indiana Secretary of State amending the Articles of Organization of the Seller to a name which, in the reasonable opinion of the Buyer, is sufficiently distinct from the Seller’s current name so as not to be confused therewith and such other documents as may be necessary to effectuate the foregoing in respect of any states in which the Seller is qualified to do business as a foreign limited liability company, (d) a true, complete and correct copy, certified by the Secretary of the Seller, of the resolutions of the Seller’s Board of Directors, authorizing (i) the execution, delivery and performance of this Agreement, the Conveyance Instruments by the Seller and the consummation of the transactions contemplated hereby and thereby, and (ii) approving the change of name of the Seller; (e) a true, complete and correct copy, certified by the Secretary of the Seller of the resolutions of the Members approving this Agreement and the consummation of the transactions contemplated hereby and (f) a certificate pursuant to Treasury Regulation Section 1.1445-2(b) stating that the Seller is not a “foreign person” within the meaning of Section 1445 of the Code.

3.3     Other Buyer Closing Deliveries. The Buyer shall sign and deliver to the Seller the Bill of Sale, Assignment and Assumption Agreement.

3.4     Employment Agreement and Lease Agreement. At the Closing, Buyer and each of Gary Stanley, John Kinsey and Marc Anderson shall execute and deliver an employment agreement in substantially the form attached hereto as Exhibit B. At the Closing, Buyer and Maple City Commercial Leasing, Inc. shall execute and deliver a lease agreement in substantially the form of Exhibit C attached hereto.

3.5     Employee Matters. The Seller will terminate the employment of all of its employees as of the Closing Date. Except as specifically included in the Assumed Liabilities and Obligations, the Seller shall be responsible for all severance and other liabilities and obligations to employees related to or arising from any termination of employment with Seller. Nothing in this Section 3.5 or otherwise in this Agreement shall obligate the Buyer to continue wages or any term or condition of employment or any employee benefit plan, program or arrangement for any period of time or to employ any hired employee for any period of time. This Section 3.5 is solely for the purpose of defining the obligations between Buyer and the Seller concerning the employees to which it relates, and will in no way be construed as creating any employment contract or right to employment for any specified time, create any third-party beneficiary or other rights in any employee or former employee (including any beneficiary or dependent thereof) of the Seller, its Affiliates or any other person other than Buyer and Seller and their respective successors and permitted assigns, or constitute or be deemed to constitute an amendment to any employee benefit plan sponsored or maintained by the Seller, Buyer, or any of their affiliates.

3.6     Right of Endorsement. Effective upon the Closing, the Seller hereby irrevocably constitutes and appoints the Buyer, its successors and assigns, the true and lawful attorneys of the Seller with full power of substitution, in the name of the Buyer, or the name of the Seller, on behalf of and for the benefit of the Buyer, to collect all Accounts Receivable and other items being transferred, conveyed and assigned to the Buyer as provided herein, to endorse, without recourse, checks, notes and other instruments in the name of the Seller, to institute and prosecute, in the name of the Seller or otherwise, all proceedings which the Buyer may deem proper in order to collect, assert or enforce any claim, right or title of any kind in or to the Business or any of the Purchased Assets, to defend and compromise any and all actions, suits or proceedings in respect of the Business or any of the Purchased Assets, and to do all such acts and things in relation thereto as the Buyer may deem advisable. The Seller agrees that the foregoing powers are coupled with an interest and shall be irrevocable by the Seller and shall not be affected directly or indirectly, by the dissolution of the Seller or in any manner or for any reason, except that the foregoing powers shall automatically terminate with respect to any uncollected Accounts Receivable transferred back to the Seller in accordance with Section 2.2. Subject to Section 2.2 with respect to Accounts Receivable transferred back to Seller, the Seller further agrees that the Buyer shall retain for its own account any amounts collected pursuant to the foregoing powers, and the Seller shall pay to the Buyer, if and when received, any amounts which shall be received by the Seller after the Closing in respect of any Accounts Receivable or other assets, properties, rights or business to be transferred, conveyed and assigned to the Buyer as provided herein.

3.7     Further Assurances. The Seller shall, at any time and from time to time after the Closing, upon the request of the Buyer and at the expense of the Seller, do, execute, acknowledge and deliver, and cause to be done, executed, acknowledged or delivered, all such further acts, deeds, transfers, conveyances, assignments, powers of attorney or assurances as may be required for the effective transferring, assigning, conveying, granting, assuring and confirming to the Buyer, or for aiding and assisting in the collection of or reducing to possession by the Buyer, of the Purchased Assets, or to vest in the Buyer, good, valid and marketable title to the Purchased Assets, free and clear of any Encumbrances (as defined in Section 4.6 hereof) except with respect to the Purchased Assets identified in Section 1.1(d), (o), (p), (s) and (v) to the extent such Purchased Assets are not capable of being transferred.

3.8     Assignment of Contracts, Rights. Anything contained in this Agreement to the contrary notwithstanding, this Agreement shall not constitute an agreement or an attempted agreement to transfer, sublease or assign any contract, license, lease, commitment, purchase order, sales order or other agreement or any claim or right of any benefit arising thereunder or resulting therefrom, if an attempted transfer, sublease or assignment thereof, without the consent of any other party thereto, would constitute a breach thereof or in any way affect the rights of the Buyer thereunder. The Seller shall use its best efforts to obtain the consent of the other party to any of the foregoing to the transfer, sublease or assignment. If such consent is not obtained or if an attempted assignment thereof would be ineffective or would affect the rights of the Seller thereunder such that the Buyer would not in fact receive all such rights, the Seller shall cooperate with the Buyer in any commercially reasonable arrangements necessary or desirable to provide for the Buyer the benefits thereunder, including enforcement for the benefit of the Buyer of any and all rights of the Seller against the other party thereto arising out of the breach or cancellation by such other party or otherwise.

3.9     Access to Records of the Buyer. The Buyer shall afford, for a period of four years following the Closing, to the Seller and its authorized representatives free and full access, at reasonable times and durations of time and during regular business hours of the Buyer, to all books and records of the Buyer, which relate to the Purchased Assets or the Business as the same was conducted by the Seller prior to the Closing. The Seller shall treat and maintain as confidential any information so disclosed to the Seller and shall not disclose any of such information without the express written consent of the Buyer. Anything contained herein to the contrary notwithstanding, the Buyer shall not be obligated to give the Seller and such authorized representatives access to any material relating to any period subsequent to the Closing or developed by the Buyer at its expense or for its benefit, including tax returns for any subsequent periods, any appraisal of the Purchased Assets and/or any due diligence material developed by or for the Buyer prior to the Closing.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE SELLER
AND THE MEMBERS

The Seller and the Members, hereby, jointly and severally, represent and warrant to the Buyer as set forth below.

4.1     Organization; Good Standing; Qualification and Power. Seller (i) is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Indiana, (ii) has all requisite limited liability company power and authority to own, lease and operate its properties and to carry on its business as now being conducted and to enter into this Agreement and the Conveyance Instruments, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby and (iii) is duly qualified and in good standing to do business in all such other jurisdictions in which such qualification is necessary because of the nature of the property owned, leased or operated by it or the nature of the business conducted by it (which jurisdictions are listed on Schedule 4.1 attached hereto. The Members own of record and beneficially all of the outstanding equity interests of the Seller. The Seller has no direct or indirect subsidiaries.

4.2     Authority. The execution, delivery and performance of this Agreement by the Seller and the Members, the Conveyance Instruments by the Seller and the consummation of the transactions contemplated hereby and thereby by the Seller and the Members have been duly and validly authorized by all necessary action on the part of the Seller and the Members. This Agreement and the Conveyance Instruments have been duly and validly executed and delivered by the Seller and the Members, and constitute valid and binding obligations of the Seller and the Members, enforceable in accordance with their respective terms. Neither the execution, delivery or performance of this Agreement and the Conveyance Instruments by the Seller, nor the consummation of the transactions contemplated hereby or thereby, nor compliance by the Seller and the Members with any of the provisions hereof or thereof will (a) conflict with or result in a breach of any provision of the Articles of Organization or Operating Agreement of the Seller, (b) cause a default (or give rise to any right to termination, cancellation or acceleration) under any of the terms, conditions or provisions of any agreement, instrument or obligation to which the Seller is a party, or by which the Seller may be bound, or (c) violate any statute, rule or regulation or judgment, order, writ, injunction or decree of any court, administrative agency or governmental body, in each case applicable to the Seller, the Business, or any of its properties or assets or the Members. Except as set forth on Schedule 4.2 attached hereto, no filing with, and no permit, authorization, consent or approval of, any person (governmental or private) is necessary or required for the consummation by the Seller of the transactions contemplated by this Agreement and the Conveyance Instruments (or, if so necessary or required, the same has been duly obtained or effected). For purposes of assisting Buyer with analyzing the “Size-of-the-Parties” test under Section 7A(a)(2) of the Hart-Scott-Rodino Antitrust Improvement Act of 1986 and the rules and regulations promulgated thereunder, Seller, including any person which would be an “ultimate parent entity” of the Seller, had in calendar year 2013 annual net sales of $69,540,041 and total assets of $19,127,257.

4.3     Financial Information. Schedule 4.3 attached hereto contains the following:

(a)     the audited balance sheets of Seller as of December 31, 2012, and December 31, 2013, and the related audited statements of income, retained earnings and changes in financial position for the fiscal years then ended (including the notes thereto and any other information included therein). (collectively, the “Annual Financial Statements”); and

(b)     the unaudited balance sheet of Seller as of May 31, 2014 (the “Balance Sheet”), and the related unaudited statements of income for the 5-month period then ended, including the notes thereto (if any) and any other information included therein), in each case prepared by the Seller (the “Interim Financial Statements” and collectively with the Annual Financial Statements, the “Financial Statements”). Except as set forth on said Schedule 4.3, the Financial Statements (i) are, to the extent required and customary with respect to reviewed and unaudited financial statements prepared in accordance with GAAP, true, correct and complete, (ii) are in accordance with the books and records of the Seller, which are, in turn, true, correct and complete, (iii) fairly present the consolidated financial position of the Seller as of the respective dates indicated and the consolidated results of operations, retained earnings and changes in financial position of the Seller for the respective periods indicated and (iv) have been prepared in accordance GAAP consistently applied.

4.4     Absence of Undisclosed Liabilities. Except as set forth on Schedule 4.4 attached hereto, at May 31, 2014 and as of the date hereof (i) the Seller had no material liabilities of any nature (matured or unmatured, fixed or contingent) which were not provided for or disclosed on the Balance Sheet, and (ii) all reserves established by the Seller and set forth on the Balance Sheet were adequate. There were no loss contingencies (as such term is used in Statement of Financial Accounting and Standard No. 5 issued by the Financial Accounting Standards Board), which were not adequately provided for in the Balance Sheet.

4.5     Absence of Changes. Except as set forth on Schedule 4.5 attached hereto, since December 31, 2013, the Business has been operated in the ordinary course and there has not been:

(a)     any material adverse change in the condition (financial or otherwise), assets, liabilities, earnings, or business of the Business;

(b)     any damage, destruction or loss (whether or not covered by insurance) material adversely affecting any Purchased Asset;

(c)     any obligation or liability (whether absolute, accrued, contingent or otherwise and whether due or to become due), or any transaction, contract or commitment entered into, by the Seller other than such items incurred in the ordinary course of business and consistent with past practice of the Seller;

(d)     any payment, discharge or satisfaction of any claim, lien, encumbrance or liability by the Seller outside the ordinary course of business (whether absolute, accrued, contingent or otherwise and whether due or to become due);

(e)     any declaration, setting aside or payment of any dividend or other distribution of any assets of any kind whatsoever with respect to any equity interests of the Seller, or any direct or indirect redemption, purchase or other acquisition of any such equity interests of the Seller;

(f)     any amendment or termination of any contract, license, lease, commitment or other agreement to which the Seller is a party except in the ordinary course of business and consistent with past practice;

(g)     any labor trouble, problem or grievance materially adversely affecting the Business or any asset or property of the Seller;

(h)     any license, sale, transfer, pledge, mortgage or other disposition of any tangible or intangible asset or Intellectual Property of the Seller, except in the ordinary course of business and consistent with past practice;

(i)     any write-down or write-up of the value of any inventory of the Seller, or any write-off as uncollectible of any accounts notes receivable of the Seller or any portion thereof;

(j)     any cancellation of any material debts or claims or any amendment, termination or waiver of any material rights of value to the Seller;

(k)     any general uniform increase in the compensation of employees (including, any increase pursuant to any bonus, pension, profit-sharing or other plan or commitment) of the Seller or any increase in any such compensation payable to any officer, employee, consultant or agent thereof or the entering into of any employment contract with any officer or employee, or the making of any loan to, or engagement in any transaction with, any officer or director of the Seller or any Member;

(l)     any single capital expenditure or commitment therefor by the Seller in excess of $20,000 for additions to property, plant or equipment of the Seller;

(m)     any change in the accounting methods or practices followed by the Seller or any change in depreciation or amortization policies or rates theretofore adopted;

(n)     any change in the manner in which inventory of the Seller is marketed or any increase in inventory levels in excess of historical levels for comparable periods;

(o)     any change in the manner in which the Seller extends discounts or credit to customers or otherwise deals with customers;

(p)     any forward purchase commitments in excess of the requirements of the business or for normal operating inventories or at prices higher than current market prices;

(q)     any forward sales commitments in excess of the ability of the Seller to operate at a profit or at lower than current market prices;

(r)     any other transaction by the Seller other than in the ordinary course of its business and consistent with its past practice; or

(s)     any agreement or understanding, whether in writing or otherwise, for the Seller to take any of the actions specified in items (a) through (r) above.

4.6     Title to Assets. The Seller has good and marketable title to all of the Purchased Assets, free and clear of all Encumbrances, except those set forth on Schedule 4.6. The Purchased Assets are in good operating condition and repair, and there does not exist any condition which interferes with the economic value or use thereof. The Purchased Assets include all assets and properties (real, personal and mixed, tangible and intangible) and all rights necessary or desirable to permit the Buyer to carry on the Business. The Seller has complete and unrestricted power and the unqualified right to transfer, convey and assign the Purchased Assets. The Conveyance Instruments to be executed and delivered at the Closing are sufficient for purposes of recordation and filing where permitted by law, sufficient to transfer, convey and assign to the Buyer all right, title and interest in and to the Purchased Assets, the foregoing to constitute good and marketable title thereto, free and clear of all Encumbrances, and sufficient to vest in the Buyer the full right, power and authority to conduct the Business. The foregoing representations do not apply to Purchased Assets identified in Section 1.1(d), (o), (p), (s) and (v) and to the extent such Purchased Assets are not capable of being transferred. As used herein the term “Encumbrances” shall mean and include security interests, mortgages, liens, pledges, charges, easements, reservations, restrictions, clouds, equities, rights of way, options, rights of first refusal and all other encumbrances, whether or not relating to the extension of credit or borrowing of money.

4.7     Real Property. Schedule 4.7 attached hereto contains a list and brief description of all real property leased by the Seller, as well as all buildings and other structures and material improvements located on such real estate, including a brief description of the use to which such property is being employed or for which it was intended and, in the case of any such property which is leased, the name of the lessor, requirement of consent of the lessor to assignment, termination date or notice requirement with respect to termination, annual rental and renewal or purchase options. With respect to real estate leased by the Seller, the Seller is the owner and holder of all the leasehold estates purported to be granted by such leases and all leases to which the Seller is a party are in full force and effect and constitute valid and binding obligations of the Seller and of the other parties thereto, enforceable in accordance with their terms. The Seller has made available to the Buyer true and correct copies of all leases referred to on Schedule 4.7 attached hereto. Except as set forth on said Schedule 4.7 all improvements on such real estate conform to applicable federal, state, local and foreign laws and regulations (excluding applicable environmental and occupational safety and health laws and regulations which are addressed in Section 4.23 and Section 4.24 respectively) and zoning and building ordinances, and the properties are zoned for the various purposes for which such real estate is presently being used. Except as set forth on Schedule 4.7 attached hereto, all improvements on such real estate are in operating condition and repair and there does not exist any condition of the buildings and structures located on real property owned or leased by the Seller, nor any appurtenances thereto or equipment therein, nor the operation or maintenance thereof, that violates in any manner any restrictive covenants or encroaches on any property owned by others nor does any building or structure of third parties encroach upon the property owned or leased by the Seller. No condemnation proceeding is pending or threatened which would preclude or impair the use of any such property by the Seller for the uses for which intended by it. The Seller does not own real property.

4.8     Agreements. Schedule 4.8 attached hereto sets forth a true, complete and correct list and brief description (including a statement as to whether there is any requirement of consent of any party other than the Seller to assignment) of all written or oral contracts, agreements and other instruments not made in the ordinary course of business to which the Seller is a party, or made in the ordinary course of business and referred to in clauses (a) through (k) of this Section 4.8. Except as set forth on Schedule 4.8, the Seller is not a party to any written or oral, formal or informal:

(a)     distributor, dealer, sales, advertising, agency, manufacturer’s representative, franchise or similar contract or any other contract relating to the payment of a commission;

(b)     collective bargaining agreement or contract with or commitment to any labor union;

(c)     continuing contract for the future purchase of material, supplies, equipment or services which is not immediately terminable without cost or other liability at or at any time after the Closing;

(d)     contract for the future sale of products which is not immediately terminable without cost or other liability at or at any time after the Closing;

(e)     contract or commitment for the employment of any officer, employee or consultant or any other type of contract or understanding with any officer, employee or consultant which is not immediately terminable without cost or other liability at or at any time after the Closing;

(f)     profit-sharing, bonus, equity option, pension, retirement, disability, equity purchase, hospitalization, insurance or similar plan or agreement, formal or informal, providing benefits to any current or former director, officer, employee or consultant;

(g)     contract or commitment for capital expenditures in excess of $20,000;

(h)     agreement or arrangement for the sale of any assets, properties or rights requiring the consent of any party to the transfer and assignment of such assets, properties and rights;

(i)     lease or other agreement pursuant to which it is a lessee of or holds or operates any real property, machinery, equipment, motor vehicles, office furniture, fixtures or similar personal property owned by any third party;

(j)     any agreement or contract with a “disqualified individual” (as defined in Section 280G(c) of the Code) which would result in a disallowance of the deduction for any “excess parachute payment” (as defined in Section 280G(b)(i) of the Code) under Section 280G of the Code; or

(k)     agreement which restricts the Seller from engaging in any aspect of its business anywhere in the world or otherwise limits the business in which it may engage.

Each such agreement, lease, contract, commitment, instrument and obligation is in full force and effect and constitutes a legal, valid and binding obligation of each party thereto and is enforceable in accordance with its terms. The Seller has performed all the obligations required to be performed by it and is not in default or alleged to be in default in any respect under any agreement, lease, contract, commitment, instrument or obligation, and there exists no event, condition or occurrence which, after notice or lapse of time, or both, would constitute such a default by it of any of the foregoing. The Seller is not aware of any default by any other party to any such agreement, lease, contract, commitment, instrument or obligation. The Seller has furnished to the Buyer complete and correct copies of all documents set forth on Schedule 4.8.

4.9     Litigation. Except as set forth on Schedule 4.9 attached hereto, there are no actions, suits, claims, investigations or legal or administrative or arbitration proceedings pending or to the knowledge of any of the Members (“Seller’s Knowledge”) threatened against the Seller or affecting the Purchased Assets or the Business, whether at law or in equity, whether civil or criminal in nature of whether before or by any federal, state, municipal or other governmental department commission, board, bureau, agency or instrumentality, domestic or foreign, nor does any basis exist therefor, or no judgments, decrees, injunctions or orders of any court, governmental department, commission, agency, instrumentality or arbitration against the Seller. The Seller has delivered to the Buyer all documents and correspondence in its possession relating to the matters referred to in Schedule 4.9.

4.10     Compliance; Governmental Authorization. Except as set forth on Schedule 4.10 attached hereto and except in relation to health and safety matters which are addressed in Section 4.23 and environmental matters which are addressed in Section 4.24, (a) the Seller has complied in all material respects with all federal, state, local or foreign laws, ordinances, regulations or orders applicable to the Seller, the Business or the Purchased Assets and (b) the Seller has all federal, state, local and foreign governmental licenses and permits necessary to the conduct of the Business, which licenses and permits are in full force and effect, no violations are outstanding or uncured with respect to any such licenses or permits and no proceeding is pending or to Seller’s Knowledge threatened to revoke or limit any thereof. Schedule 4.10 contains a true, correct and complete list of all the aforesaid governmental licenses and permits, consents, orders, decrees and other compliance agreements under which the Seller is operating or bound, and the Seller has furnished to the Buyer true, complete and correct copies thereof.

4.11     Accounts Receivable. All of the accounts receivable and notes receivable owing to the Seller as of the date hereof constitute valid claims arising from bona fide transactions in the ordinary course of business for which the Seller has bona fide proof of delivery documentation, and as of the date hereof there are no claims, refusals to pay or other rights of set-off against any thereof known to the Seller. Except as set forth on Schedule 4.11 attached hereto, as of the date hereof there is (a) no account debtor or note debtor delinquent in its payment by more than ninety (90) days, (b) no account debtor or note debtor who has refused or threatened to refuse to pay its obligations for any reason, (c) no such account debtor or note debtor who is insolvent or bankrupt, and (d) no account receivable or note receivable pledged to any third party. Except to the extent of the reserves and allowances set forth on Schedule 4.11 which the Seller has established specifically for doubtful accounts receivable and notes receivable, all of the accounts receivable of the Seller existing at the Closing shall be paid in full by not later than the ninetieth (90th) day after the Closing and all notes receivable of the Seller existing at the Closing shall be paid in accordance with the terms thereof. Such reserves and allowances have been established on the basis of historical experience in accordance with generally accepted accounting principles consistently applied.

4.12     Accounts Payable. All accounts payable and notes payable by the Seller to third parties as of the date hereof arose in the ordinary course of business, and as of the date hereof there is no such account payable or note payable past due or delinquent in its payment.

4.13     Inventories. The inventories of the Seller as of the date hereof (a) include no items which are below standard quality, or of a quality or quantity not useable or saleable in the normal course of business, the aggregate value of which has not been written down on the Seller’s books of account to realizable market value all as determined consistently with GAAP and the Seller’s past practices, including those identified on attached Schedule 4.13, and (b) are of a quality and quantity which is reasonable in the circumstances of the Business all as determined consistently with GAAP and the Seller’s past practices, including those identified on attached Schedule 4.13.

4.14     Labor Relations; Employees. The Seller employs a total of approximately 119 employees and considers its employer-employee relationship with all such employees to be generally satisfactory. Except as set forth on Schedule 4.14 attached hereto, (a) the Seller is not delinquent in payments to any of its employees for any wages, salaries, commissions, bonuses or other direct compensation for any services performed by them to the date hereof or amounts required to be reimbursed to such employees; (b) upon termination of the employment of any said employees, neither the Seller nor the Buyer will by reason of anything done prior to the Closing be liable to any of said employees for so-called “severance pay” or any other payments; (c) the Seller is in substantial compliance with all federal, state, local and foreign laws and regulations respecting labor, employment and employment practices, terms and conditions of employment and wages and hours; (d) there is no unfair labor practice complaint against the Seller pending before the National Labor Relations Board or any comparable state, local or foreign agency; (e) there is no labor strike, dispute, slowdown or stoppage actually pending or to Seller’s Knowledge threatened against or involving the Seller; (f) to Seller’s Knowledge no representation question exists respecting the employees of the Seller; (g) no grievance which might have an adverse effect on the Seller or the conduct of the Business nor any arbitration proceeding arising out of or under collective bargaining agreements is pending and no claim therefor has been received by Seller or, to Seller’s Knowledge asserted; and (h) no collective bargaining agreement is currently being negotiated by the Seller.

4.15     Compliance With ERISA; Benefit Plans. (a) Seller has made available to Buyer a list of all Company benefit plans. The terms “Company plan”, “Company benefit plan,” and “Plan” include (1) each employee benefit plan, as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”), including plans terminated within the last three years, and (2) each nonqualified employee benefit plan, or deferred compensation, bonus, severance, equity option, restricted equity, performance equity, phantom equity or incentive plan, employment agreement, severance agreement or other employee benefit or fringe benefit program, agreement, arrangement or policy, which is or has been maintained for employees of the Company or to which the Seller has made or was required to make contributions, at any time during the three-year period ending on the Closing Date.

(b)     The Seller has made available to Buyer (A) all documents that set forth the terms of each Company plan and of any related trust, including all summary plan descriptions, summaries and descriptions furnished to participants and beneficiaries, (B) all material personnel, payroll and employment manuals and policies, (C) a written description of any Company benefit plan that is not otherwise in writing, (D) all insurance policies purchased by or to provide benefits under any Company benefit plan, and (E) with respect to Company benefit plans that are qualified plans under Section 401(a) of the Code, the most recent determination letter for each such plan and (F) annual reports (Form 5500) for each plan for the most recent three plan years ending prior to the Closing Date.

(c)     The Seller has performed all of its material obligations under all Plans. All Plans are in material compliance with ERISA, the Code and other applicable laws and related regulations and interpretations, and with the terms of all applicable plan documents. The Seller has not received notice from any governmental authority that it has any liability to the IRS with respect to any plan. Other than routine claims for benefits submitted by participants or beneficiaries, no claim against or proceeding involving, any Plan is pending before any governmental authority or, to the Knowledge of the Seller, is threatened. All Contributions payable to each Plan for all benefits earned and other liabilities accrued through the Closing Date determined in accordance with the terms and conditions of such Plan, ERISA and the Code, have been paid or otherwise provided for, and to the extent unpaid are reflected in the Balance Sheet.

(d)     The Buyer is not assuming and will have no liability under any Company plan.

(e)     No Plan ever maintained by the Seller for any of its employees and no trust created under any such Plan has ever been terminated, and no liability to the Pension Benefit Guaranty Corporation (“PBGC”) has been or is expected to be incurred with respect to any such Plan.

(f)     The Seller is not required to make any payments or contributions under the terms of any “multi-employer plan” (as defined in Section 3(37) of ERISA and Section 414(f) of the Code) or by any collective bargaining agreement with respect to any such plan.

4.16     Intellectual Property. Schedule 4.16 attached hereto contains a true, correct and complete list of all patents, trademarks, trade names, service marks, copyrights and service marks, and applications therefor, websites and other public intellectual property rights, included in the Intellectual Property. Except as set forth in said Schedule 4.16, the Seller owns or is licensed exclusively or otherwise has the exclusive right to use all Intellectual Property necessary or desirable to permit the Buyer to carry on the Business. The Seller is not obligated to pay royalties to anyone for use of its Intellectual Property and each has the right to bring actions for the infringement thereof. No product marketed or sold by the Seller violates or infringes any Intellectual Property rights of another. There is no pending or threatened claim or litigation against the Seller contesting the right to use any of its Intellectual Property or asserting the misuse of any thereof.

4.17     Tax Matters. All federal, state, local and foreign tax returns and tax reports required to be filed by the Seller have been filed with the appropriate governmental agencies in all jurisdictions in which such returns and reports are required to be filed and all of the foregoing are true, correct and complete. All federal, state, local and foreign income, profits, franchise, sales, use, occupation, gross receipts, unemployment, personal, property, excise and other taxes (including interest and penalties) required to have been paid or accrued by the Seller have been fully paid or are adequately provided for on the Balance Sheet. No issues have been raised (and are currently pending) by the Internal Revenue Service or any other taxing authority in connection with any of the returns and reports referred to above, and no waiver of the statutes of limitations in respect of taxes have been given or requested with respect to the Seller. The federal, state, local and foreign income tax and franchise tax returns of or with respect to the Seller have been examined by the Internal Revenue Service or its foreign counterpart or by appropriate state or departmental tax authorities, respectively, for those periods indicated on Schedule 4.17 attached hereto. All deficiencies asserted or assessments (including interest and penalties) made as a result of such examinations have been fully paid or are adequately provided for on the Balance Sheet, and no proposed (but unassessed) additional taxes, interest or penalties have been asserted. The Seller currently is, and at all times since its formation has been, properly classified as a partnership for federal (and, where applicable, state) income tax purposes and no election has been filed pursuant to Treasury Regulation Section 301.7701-3(g) to treat the Seller as an association taxable as a corporation.

4.18     Related Party Transactions. Except as set forth on Schedule 4.18 attached hereto, and except for compensation to regular employees of the Seller, no current or former director, officer, employee or Member or any associate (as defined in the rules promulgated under the Securities Exchange Act) thereof, is presently, or during the last three fiscal years has been, a party to any transaction with the Seller (including any contract, agreement or other arrangement providing for the furnishing of services by, or rental of real or personal property from, or otherwise requiring payments to, any such director, officer, employee or Member or such associate), or the direct or indirect owner of an interest in any company, firm, association or business organization which is a present (or potential) competitor, supplier or customer of the Seller, nor does any such person receive income from any source other than the Seller which relates to the business of, or should properly accrue to, the Seller.

4.19     Disclosure. To Seller’s knowledge, neither this Agreement (including the Annexes, Exhibits and Schedules attached hereto), nor any other document, certificate or statement furnished to the Buyer by or on behalf of the Seller in connection with the transactions contemplated hereby contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statement contained herein and therein not misleading.

4.20     Brokers. Except for Legacy Capital Advisors, LLC, neither the Seller, nor any Member, nor any of the officers, directors or employees of the Seller have employed any broker or finder or incurred any liability for brokerage fees, commissions or finders’ fees in connection with the transactions contemplated by this Agreement.

4.21     Suppliers and Customers. Schedule 4.21 attached hereto contains, with respect to each of (a) calendar year 2013 and (b) year-to-date 2014, a true and complete list of the ten largest suppliers (in dollar volume) to the Seller and the ten largest customers (in dollar volume). Seller considers its relationship with its suppliers, customers and creditors to be good, and the Seller is not aware of any intention of any such supplier, customer or creditor to terminate or modify any of such relationships, and there has not been, in the past 12 months any such termination or material modification.

4.22     Firm Backlog. All unfilled orders placed by persons or entities with the Seller for the purchase of products as of the date hereof, are bona fide orders at bona fide arm’s length prices (“Firm Backlog”) and assuming the operation of the Business consistent in all material respects with Seller’s current practices the Seller has no reason to believe, and does not believe, that the Business will be unable to satisfy the Firm Backlog in accordance with their respective terms at normal profit margins.

4.23     Health and Safety Matters. The Seller and the Business are and have always been in compliance with, and are not subject to any liability under any occupational safety and health law, except as set forth on Schedule 4.23. Seller has not received any written notice from any governmental body or any other person regarding any noncompliance with any environmental law or occupational safety and health law. There are no pending or, to Sellers’ Knowledge, threatened proceedings arising under or pursuant to occupational safety and health law with respect to the Business or any of the Purchased Assets.

4.24     Environmental Matters.

(a)     Definitions. For purposes of this Agreement: (i) “Environmental Claim” means any claim, action, cause of action, known investigation or notice by any person or entity alleging liability (including liabilities or expenditures for investigation costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or civil or criminal penalties) arising out of or resulting from (A) the actual or alleged presence or release into the environment of any Hazardous Material (defined below) at any location, whether or not owned or operated by the Seller, (B) circumstances forming the basis of any actual or alleged violation of or liability under any Environmental Law, or (C) a consent order, consent decree, judgment, government order or notice; (ii) “Environmental Laws” means all federal, state, local, and foreign laws, regulations, ordinances, rules, standards, and common law principles of liability relating to protection of human health or the environment (including ambient air, surface water, ground water, wetlands, land surface, subsurface strata, and indoor and outdoor workplace, but explicitly excluding occupational safety and health laws), remediation of the environment (including the Comprehensive Environmental Response, Compensation, and Liability Act and all other analogous federal and state laws), management (including generation, transportation, storage, treatment, and disposal) of solid or hazardous waste (as defined by the Resource Conservation and Recovery Act, and all other analogous federal and state laws); (iii) “Real Property” means all real property and fixtures, whether owned or leased by the Seller; (iv) “Hazardous Material” means any contaminant, pollutant, waste, petroleum, petroleum product, chemical or other substance defined, designated, or classified as hazardous, toxic, flammable, corrosive, radioactive, or dangerous, or that is otherwise regulated by any Environmental Law; and (v) “Contamination” means the presence of any Hazardous Material in, on, or under the air, soil, groundwater, or surface water in quantities or concentrations greater than de minimis amounts or that may otherwise result in an Environmental Claim.

(b)     Except as disclosed on Schedule 4.24:

(i)     Compliance. The Seller is and during all applicable limitation periods has been in material compliance with all applicable Environmental Laws, which compliance includes (A) the Seller’s possession of all permits and other governmental authorizations required under applicable Environmental Laws, and compliance with the terms and conditions of those permits and authorizations, and (B) compliance with notification, reporting, and registration provisions of the Toxic Substances Control Act, Federal Insecticide, Fungicide, and Rodenticide Act, Emergency Planning and Community Right-to-Know Act, and other Environmental Laws that may apply to the Seller’s manufacture, importation, processing, use, and other handling of chemical substances.

(ii)     Notices and Permits. The Seller has not received any communication, whether from a governmental authority, citizens group, employee, or otherwise, that alleges that the Seller is not in compliance with the Environmental Laws, and there are to Seller’s Knowledge no circumstances that may prevent or interfere with compliance in the future. All permits, governmental authorizations, and compliance schedules currently held by the Seller pursuant to the Environmental Laws are identified in the Disclosure Schedule.

(iii)     Environmental Claims. There is no Environmental Claim existing, pending, or to Seller’s Knowledge, threatened against the Seller or against any person or entity whose liability for any Environmental Claim the Seller has or may have retained or assumed either contractually or by operation of law. To Seller’s knowledge there are no past or present actions, activities, circumstances, conditions, events, or incidents, including the release, emission, discharge, presence, or disposal of any Hazardous Material, that could form the basis of any Environmental Claim against the Seller or against any person or entity whose liability for any Environmental Claim the Seller has or may have retained or assumed either contractually or by operation of law.

(iv)     Real Property. Without in any way limiting the generality of the foregoing: (A) none of the Real Property is listed on or to Seller’s Knowledge is being considered for listing on any list of contaminated sites maintained under any Environmental Law or is subject to or to Seller’s Knowledge is being considered for enforcement action under any Environmental Law; (B)  to Seller’s Knowledge the Real Property is free of Contamination; (C) no underground storage tanks, underground receptacles, or other similar underground containers or depositories used to store Hazardous Materials are or have been used by Seller, or, to Seller’s Knowledge ever have been, present on the Real Property; (D) to Seller’s Knowledge the Real Property does not contain asbestos containing building materials which are in a state requiring removal or abatement under Environmental Laws; (E) no claim of nuisance has been made with respect to the Seller, the Seller has not made or received complaints to or from anyone regarding a nuisance caused or created by any other party and, to Seller’s Knowledge, the Seller’s business does not constitute a nuisance; (F) there have been no investigations conducted, or other proceedings taken or to Seller’s knowledge threatened by any governmental body or any other person pursuant to any Environmental Law with respect to the Real Property or the Seller’s business; (G) no polychlorinated biphenyls (PCBs) were ever used in Seller’s processes or disposed of at any of the Real Property during the Seller’s ownership or operation of the Real Property; (H) there is no consent decree, consent order, or other agreement to which the Seller is a party in relation to any environmental matter and, except for the environmental permits listed on Schedule 4.24, no agreement is necessary for the Seller’s continued compliance with all Environmental Laws; (I) no Hazardous Material or any other material was used, generated, emitted, transported, stored, treated, or disposed of by the Seller in violation of any Environmental Laws, which may result in any Environmental Claim; and (J) except in compliance with Environmental Laws, the Seller has not treated, stored, disposed, permitted disposal, or arranged for disposal of any Hazardous Material at any location, including the Real Property.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer hereby represents and warrants to the Seller as set forth below.

5.1     Organization, Standing and Power. The Buyer (a) is a corporation duly organized, validly existing and in good standing under the laws of the State of Indiana, (b) has all requisite corporate power and authority to enter into this Agreement and the Bill of Sale, Assignment and Assumption Agreement to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby and (c) is duly qualified and in good standing to do business in the State of Indiana.

5.2     Authority. The execution, delivery and performance of this Agreement and the Bill of Sale, Assignment and Assumption Agreement and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of the Buyer, and this Agreement and the Bill of Sale, Assignment and Assumption Agreement have been duly and validly executed and delivered by the Buyer, and this Agreement and the Bill of Sale, Assignment and Assumption Agreement are valid and binding obligations of the Buyer, enforceable in accordance with their respective terms (subject, as to the enforcement of remedies, to applicable bankruptcy, reorganization, insolvency, moratorium and similar laws affecting creditors’ rights generally and, with respect to the remedy of specific performance, equitable doctrines applicable thereto). Neither the execution, delivery and performance of this Agreement or the Bill of Sale, Assignment and Assumption Agreement, nor the consummation of the transactions contemplated hereby or thereby, nor compliance by the Buyer with any of the provisions hereof or thereof will (a) conflict with or result in a breach of any provision of its Articles of Incorporation or By-Laws, (b) cause a default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any agreement, instrument or obligation to which the Buyer is a party, or by which any of its properties or assets may be bound, or (c) violate any statute, rule or regulation or judgment, order, writ, injunction or decree of any court, administrative agency or governmental body, in each case applicable to the Buyer or any of its properties or assets. No filing with, and no permit, authorization, consent or approval of, any person (governmental or private) is necessary for the consummation by the Buyer of the transactions contemplated by this Agreement or the Bill of Sale, Assignment and Assumption Agreement.

5.3     Brokers. Neither the Buyer nor any of its officers, directors or employees, have employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the transactions contemplated hereby.

ARTICLE VI

CERTAIN AGREEMENTS OF THE SELLER

6.1     Confidential Information; Non-Competition.

(a)     The Seller and each Member shall not, directly or indirectly, use or disclose any confidential or proprietary information relating to the Purchased Assets or the Business to any person, firm, company, association or other entity, nor shall the Seller make use of any such confidential or proprietary information for its or his own purpose or for the benefit of any person, firm, company or other entity except the Buyer. The Seller and each Member hereby acknowledge that the Buyer would be irreparably damaged if such confidential knowledge of the Business was disclosed to or utilized on behalf of others in competition in any respect with the Business. For the purpose of this Section, the term “confidential or proprietary information” shall mean all information which is known to the Seller or its respective affiliates or to their employees, former employees, consultants or others in a confidential relationship with the Seller and relates to matters such as trade secrets, research and development activities, books and records, catalogs, sample books, customer lists, suppliers, distribution channels, pricing information, private processes, formulae, functional specifications, blueprints, know-how, data, improvements, discoveries, designs, inventions, techniques, marketing plans, strategies, forecasts, new products and financial statements.

(b)     The Seller and each Member hereby acknowledge and recognize the highly competitive nature of the Business; and accordingly agree that, in consideration of the premises contained herein, the consideration to be received by the Seller, and to induce the Buyer to enter into this Agreement, they will not, from and after the Closing until the fifth (5th) anniversary thereof, (i) directly or indirectly engage in, represent in any way or be connected with any business or activity in competition with the Business as conducted by the Seller immediately prior to the Closing, (a “Competitive Business”) in any state, county and city in which the Business is conducted or has customers immediately prior to the Closing, whether such engagement shall be as an employer, officer, director, owner, employee, or partner, in any such position that could adversely impact the Business, (ii) assist others in engaging in any Competitive Business in the manner described in the foregoing clause (i), or (iii) induce employees of the Buyer to terminate their employment with the Buyer to engage in any Competitive Business; provided, however, clause (iii) shall not be violated by general advertisements for employment not specifically directed at employees of the Buyer.

(c)     It is the desire and intent of the parties that the foregoing provisions of this Section 6.1 shall be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Section shall be adjudicated to be invalid or unenforceable, such provision shall be deemed amended to the maximum restriction which is enforceable and shall be enforced as so limited, such amendment to apply only with respect to the operation of such provision of this Section 6.1 in the particular jurisdiction in which such adjudication is made. In addition, in the event of a breach or threatened breach by the Seller of the provisions of this Section 6.1, the Buyer shall be entitled to an injunction restraining them or him, as the case may be, from such breach. Nothing herein contained shall be construed as prohibiting the Buyer from pursuing any other remedies available for such breach or threatened breach.

6.2     Use of Name. The Seller hereby covenants and agrees with the Buyer that it shall not allege or assert that the name “Foremost Fabricators” has not become distinctive and unique and has not obtained secondary meaning, identifying “Foremost Fabricators” as the source of goods associated with such name. The Seller and each Member hereby recognize and acknowledge that it is proscribed by operation of law from, and undertakes in this Agreement as a matter of contract to refrain from, (a) owning any interest, directly or indirectly, in, or becoming associated with or otherwise lending any aid or support to, any entity (other than the Buyer) using the name “Foremost Fabricators, LLC” in a manner that is likely to cause confusion in the minds of ordinary purchasers, except on behalf of the Buyer. In connection therewith, it is agreed that the undertaking under this Section 6.2 is of a special and unique nature, the loss of which cannot be adequately compensated for in damages by an action at law, and that the breach or threatened breach of the provisions of this Section 6.2 would cause the Buyer irreparable harm. In the event of any such breach, the Buyer shall be entitled, as a matter of right, to injunctive and other equitable relief without waiving any other rights which it may have to damages or otherwise.

ARTICLE VII

INDEMNIFICATION

7.1     Indemnification by the Seller and the Members. The Seller and each Member shall, jointly and severally, indemnify and save the Buyer and its respective Affiliates, successors and assigns (“Buyer Indemnified Persons”) from, against, for and in respect of:

(a)     Any liabilities or obligations of the Seller (whether absolute, accrued, contingent or otherwise and whether a contractual, tax or any other type of liability, obligation or claim) not specifically assumed by the Buyer pursuant to this Agreement and the Bill of Sale, Assignment and Assumption Agreement including, without limitation, the Excluded Liabilities and the Excluded Obligations;

(b)     Any damages, losses, obligations, liabilities, claims, actions or causes of action sustained or suffered by the Buyer Indemnified Persons, or any of them, and arising from the breach, untruth or inaccuracy of any representation or warranty of the Seller or any Member contained in or made pursuant to this Agreement (including the Annexes, Exhibits and Schedules attached hereto) or the Conveyance Instruments or in any certificate, instrument or agreement delivered by any of such parties pursuant hereto or thereto or in connection with the transaction contemplated hereby or thereby, or any facts or circumstances constituting any such breach, untruth or inaccuracy;

(c)     Any damages, losses, obligations, liabilities, claims, actions or causes of action sustained or suffered by the Buyer Indemnified Persons, or any of them, and arising from the breach of any covenant or agreement of the Seller or any Member contained in or made pursuant to this Agreement (including the Annexes, Exhibits and Schedules attached hereto) or the Conveyance Instruments or in any certificate, instrument or agreement delivered by any of such parties pursuant hereto or thereto or in connection with the transaction contemplated hereby or thereby, or any facts or circumstances constituting any such breach;

(d)     Any liabilities or obligations for or in respect of claims for brokerage or finders’ fees arising out of this Agreement and the transactions contemplated hereby by any person claiming to have been engaged by the Seller or any Member; and

(e)     All costs and expenses (including, without limitation, reasonable attorneys’, accountants’ and other professional fees and expenses) incurred by the Buyer in connection with any action, suit, proceeding, demand, assessment or judgment incident to any of the matters indemnified against under Sections 7.1(a) through (d) hereof inclusive.

No claim, demand, suit or cause of action shall be brought against the Seller under or pursuant to this Section 7.1, unless the Buyer gives the Seller written notice, with reasonable specificity, of the existence of any such claim, demand, suit or cause of action under this Agreement. Upon the giving of such written notice as aforesaid, the Buyer shall have the right to commence legal proceedings for the enforcement of its rights under this Agreement.

Notwithstanding anything to the contrary set forth herein, and in addition to any other rights and remedies of Buyer, Buyer shall have the right to set off against, or deduct from, any amounts that shall be or become due and payable to Seller and/or each Member under any agreement, note or other instrument of indebtedness delivered in connection with this Agreement or otherwise, including, any employment or consulting agreement, the amount, or any portion thereof, of any claim for loss or damage (whether or not such claim shall have been finally adjudicated or otherwise resolved) asserted by Buyer against Seller and/or each Member arising out of or otherwise in respect of any inaccuracy in any representation or warranty of breach of any covenant or agreement of the Seller and/or each Member contained in this Agreement or in any document delivered pursuant to this Agreement.

7.2     Limitations on Indemnification.

(a)     None of the Seller or the Members shall be required to provide indemnification for claims made under Section 7.1(b) unless the Buyer’s losses for all such claim(s) shall exceed $100,000 in the aggregate provided that after such losses exceed such amount, the Seller and the Members shall be liable for all amounts for all amounts in excess of $100,000. Notwithstanding the foregoing, the parties acknowledge and agree that the foregoing limitations shall not apply in the event that the Seller or any Member is found to have committed fraud or made an intentional misrepresentation. The warranty responsibility of Buyer identified in Section 2.11 is not to be used in making this calculation.

(b)     None of the Seller or the Members shall be required to provide indemnification for claims made under Section 7.1(b) after the aggregate amount paid to Buyer under Section 7.1 exceeds $7,500,000. Notwithstanding the foregoing, the parties acknowledge and agree that the foregoing limitations set forth in this Section 7.2 shall not apply (i) to any purchase price adjustment or other payments due and owing pursuant to Article II, (ii) with respect to any Excluded Liabilities or Excluded Obligations, (iii) with respect to the Fundamental Representations, or (iv) with respect to the Seller or any Member which or who is found to have committed fraud or made an intentional misrepresentation relating to the subject of the claim.

7.3     Indemnification by the Buyer. The Buyer shall indemnify and save the Seller harmless from, against, for and in respect of:

(a)     Any and all liabilities and obligations specifically assumed by the Buyer pursuant to this Agreement and the Bill of Sale, Assignment and Assumption Agreement, including, without limitation, the Assumed Liabilities and Obligations;

(b)     Any damages, losses, obligations, liabilities, claims, actions or causes of action sustained or suffered by the Seller arising from the breach, untruth or inaccuracy of any representation or warranty of the Buyer contained in or made pursuant to this Agreement (including the Annexes, Exhibits and Schedules attached hereto) or the Bill of Sale, Assignment and Assumption Agreement or in any certificate, instrument or agreement delivered by the Buyer pursuant hereto or thereto or in connection with the transaction contemplated hereby or thereby, or any facts or circumstances constituting any such breach, untruth or inaccuracy;

(c)     Any damages, losses, obligations, liabilities, claims, actions or causes of action sustained or suffered by the Seller arising from the breach of any agreement of the Buyer contained in or made pursuant to this Agreement (including the Annexes, Exhibits and Schedules attached hereto) or the Bill of Sale, Assignment and Assumption Agreement or in any certificate, instrument or agreement delivered by the Buyer pursuant hereto or thereto or in connection with the transaction contemplated hereby or thereby, or any facts or circumstances constituting any such breach;

(d)     Any liabilities or obligations for or in respect of claims for brokerage or finders’ fees arising out of this Agreement and the transactions contemplated hereby by any person claiming to have been engaged by the Buyer;

(e)     All costs and expenses (including reasonable attorneys’, accountants’ and other professional fees and expenses) incurred by the Seller in connection with any action, suit, proceeding, demand, assessment or judgment incident to any of the matters indemnified against under Sections 7.3(a) through (c) hereof inclusive.

No claim, demand, suit or cause of action shall be brought against the Buyer under or pursuant to this Section 7.3, unless the Seller gives the Buyer written notice, with reasonable specificity, of the existence of any such claim, demand, suit or cause of action under this Agreement. Upon the giving of such written notice as aforesaid, the Seller shall have the right to commence legal proceedings for the enforcement of its rights under this Agreement.

7.4     Third Party Claims. The obligations and liabilities of the indemnifying persons hereunder with respect to claims resulting from the assertion of liability by third parties shall be subject to the following terms and conditions:

(a)     The indemnified persons shall give prompt written notice to the indemnifying persons of any assertion of liability by a third party which might give rise to a claim by the indemnified persons against the indemnifying persons based on the indemnity agreement contained herein, stating the nature and basis of said assertion and the amount thereof, to the extent known.

(b)     In the event any action, suit or proceeding is brought against the indemnified persons, with respect to which the indemnifying persons may have liability under the indemnity agreement contained herein, the action, suit or proceeding shall, upon the written agreement of the indemnifying persons that they are obligated to indemnify under the indemnity agreement contained herein, be defended (including all proceedings on appeal or for review which counsel for the defendant shall deem appropriate) by the indemnifying persons. The indemnified persons shall have the right to employ its or their own counsel in any such case, but the fees and expenses of such counsel shall be at the expense of such indemnified persons unless (i) the employment of such counsel shall have been authorized in writing by the indemnifying persons in connection with the defense of such action, suit or proceeding, (ii) the indemnifying persons shall not have agreed, promptly after the notice to them provided in subsection (a) above, that they are obligated to indemnify under the indemnity agreement contained herein, (iii) such indemnified person shall have reasonably concluded that such action, suit or proceeding involves to a significant extent matters beyond the scope of the indemnity agreement contained herein, or that there may be defenses available to it (or them) which are different from or additional to those available to the indemnifying persons, or there is an inherent conflict of interest between the indemnifying persons and the indemnified persons or that they indemnifying parties have insufficient resources, in any of which events the indemnifying persons shall not have the right to direct the defense of such action, suit or proceeding on behalf of the indemnified persons and that portion of such fees and expenses reasonably related to matters covered by the indemnity agreement contained herein shall be borne by the indemnifying persons. The indemnified persons shall be kept fully informed of such action, suit or proceeding at all stages thereof whether or not they are so represented. The indemnifying persons shall make available to the indemnified persons and their attorneys and accountants all books and records of the indemnifying persons relating to such proceedings or litigation and the parties hereto agree to render to each other such assistance as they may reasonably require of each other in order to ensure the proper and adequate defense of any such action, suit or proceeding.

(c)     The indemnifying persons shall not make any settlement of any claims without the written consent of the indemnified persons, which shall not be unreasonably withheld, conditioned or delayed.

7.5     Payment of Insurance Proceeds. All proceeds of insurance (in excess of any applicable retroactive premium adjustments) relating to third party claims shall, if and when received by the Buyer, be paid over to the Seller up to the amount (if any) equal to the amount that the Seller has previously paid to the Buyer, or reduce such amount as may be payable by the Seller, in connection therewith pursuant to the provisions of this Article VII. Buyer shall take commercially reasonable actions to pursue and recover such insurance in a manner consistent with its historical practice.

7.6     Effect of Closing Statement Adjustments. Any claim for indemnification based on a matter that was also the subject of an adjustment to the Purchase Price under Article II, shall be reduced by the amount by which the Purchase Price was reduced as a result of that matter.

7.7     Remedies Exclusive. The remedies provided for in this Article VII shall be exclusive and shall preclude assertion by the indemnified persons of any other rights or the seeking of any other remedies against the indemnifying persons, other than with respect to fraud or intentional misrepresentation.

7.8     Survival of Representations and Warranties and Indemnification. The representations and warranties of the Seller contained in Article IV hereof and the period for bringing claims for indemnification against any of the Seller and any Members under Section 7.1(b), and the representations and warranties of the Buyer contained in Article V and the period for bringing claims for indemnification against the Buyer under Section 7.3(b) shall, under all circumstances, survive the Closing for a period of eighteen (18) months after the Closing, except as follows: (i) with respect to the representations and warranties of the Seller contained in Section 4.1 (Organization, Good Standing, Qualification and Power), Section 4.2 (Authority), Section 4.6 (Title to Assets), Section 4.18 (Related Party Transactions), and Section 4.20 (Brokers), the representations and warranties shall survive indefinitely; (ii) with respect to the representations and warranties of the Seller contained in Section 4.17 (Tax Matters) and Section 4.24 (Environmental), the survival period shall end on the thirtieth (30th) day following the end of the applicable statute of limitations, (collectively, the representations and warranties set forth in clauses (i) and (ii) of the preceding sentence are referred to herein as the “Fundamental Representations”). The agreements of the Buyer and the Seller contained in this Agreement (as opposed to representations and warranties) shall in each case survive the Closing indefinitely.

ARTICLE VIII

MISCELLANEOUS

8.1     Amendment, Modification and Waiver. This Agreement shall not be altered or otherwise amended, except pursuant to an instrument in writing signed by the Buyer, the Seller and the Members, provided, however, that any party to this Agreement may waive any obligation owed to it by another party under this Agreement. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach.

8.2     Expenses; Transfer Taxes. All fees, costs and expenses incurred by the Seller in connection with, relating to or arising out of the Seller’s execution, delivery and performance of this Agreement and the Conveyance Instruments and the Seller’s consummation of the transactions contemplated hereby and thereby, including, without limitation, Seller’s attorneys, accountants, appraisal and other professional fees and expenses, shall be borne by the Seller; and all fees and expenses incurred by the Buyer in connection with this Agreement and the Bill of Sale, Assignment and Assumption Agreement shall be borne by the Buyer. The Seller shall pay all sales, use and excise taxes and all registration, recording or transfer taxes which may be payable in connection with the transactions contemplated by this Agreement.

8.3     Binding Effect; Benefits; Parties in Interest. This Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the respective successors, assigns, heirs and legal representatives of the parties hereto; provided, however, that this Agreement shall not be assignable by Seller or the Members without the prior written consent of the Buyer.

8.4     Entire Agreement. This Agreement (including the Annexes, Exhibits and Schedules attached hereto), and the other writings referred to herein or delivered pursuant hereto contain the entire understanding of the parties with respect to its subject matter and this Agreement supersedes all prior agreements and understandings between the parties with respect to their subject matter.

8.5     Headings. The section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

8.6     Notices. All notices, claims, certificates, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally or mailed (by registered or certified mail, return receipt requested and postage prepaid) as follows:

If to the Seller and Members, to:

Bud Stout, CEO

Foremost Fabricators, LLC

54560 Meadowbank Ln.

Elkhart, IN 46514

Email: bstout@foremostfab.com

With a copy to:

Glenn E. Killoren

Barnes & Thornburg LLP

121 W. Franklin St., Suite 200

Elkhart, IN 46516-3200

Email: gkilloren@btlaw.com

If to the Buyer:

Andy Nemeth

Patrick Industries, Inc.

P.O. Box 638

Elkhart, IN 46515

Email: nemetha@patrickind.com

with a copy to:

Raam S. Jani

McDermott Will & Emery LLP

227 West Monroe Street

Chicago, IL 60606

Email: rjani@mwe.com

or such other address as the party to whom notice is to be given may have furnished to the other party in writing in accordance herewith. Any such communication shall be deemed to have been given, in the case of personal delivery, on the date of delivery; in the case of mailing, on the day when such piece of mail containing such communication has been received; and in the case of email notice, three business days after having been received with no rejection notice.

8.7     Publicity. The parties hereto hereby agree that, except as otherwise required by law, the issuance of any reports, statements or releases pertaining to this Agreement or the transactions contemplated hereby shall be entirely within the Seller’s control.

8.8     Counterparts. This Agreement may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

8.9     Governing Law; Forum. This Agreement shall be governed by and construed in accordance with the laws of the State of Indiana. Any action under or relating to this Agreement or to a transaction provided for in it shall be brought or maintained only in a state or federal court located in Elkhart County or St. Joseph County, Indiana.

8.10     Gender. Any reference to the masculine gender shall be deemed to include the feminine and neuter genders unless the context otherwise requires.

8.11     Severability. If any term or condition of this Agreement should be held invalid by a court, arbitrator or tribunal of competent jurisdiction in any respect, such invalidity shall not affect the validity of any other term or condition hereof. If any term or condition of this Agreement should be held to be unreasonable as to time, scope or otherwise by such a court, arbitrator or tribunal, it shall be construed by limiting or reducing it to the minimum extent so as to be enforceable under then applicable law. The parties hereto acknowledge that they would have executed this Agreement with any such invalid term or condition excluded or with any such unreasonable term or condition so limited or reduced.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered as of the date first above written.

BUYER:			SELLER:
Patrick Industries, Inc.			Foremost Fabricators, LLC

By:	/s/ Todd Cleveland	By:	/s/ Gary Stanley
	Todd Cleveland, President and CEO		Gary Stanley, President

		By:	/s/ R. M. Stout
R.M. Stout, Chief Executive Officer

MEMBERS:

/s/ R.M. Stout
R.M. Stout

/s/ Gary Stanley
Gary Stanley

/s/ Dennis Weaver
Dennis Weaver

/s/ Marc Anderson
Marc Anderson

/s/ John Drummond
John Drummond

/s/ John Kinsey
John Kinsey

/s/ Hilario Echartea
Hilario Echartea

/s/ L.P. Deputy
Manager AL-WALL, LLC